FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 29, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.
Taiwan Stock Exchange filing entitled, “To announce the investment in Darwin Precisions (ChengDu) Corp. through DPLB and DPHK on behalf of Darwin Precisions Corp. (“DPTW”), a subsidiary of AUO”, dated October 29, 2010.

2.
Taiwan Stock Exchange filing entitled, “To announce the investment in Kingda (Xiemen) Ltd. through Offshore Company, on behalf of Darwin Precisions Corp. (“DPTW”), a subsidiary of AUO”, dated October 29, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 29, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

October 29, 2010
English Language Summary

Subject:	To announce the investment in Darwin Precisions (ChengDu) Corp. through DPLB and DPHK on behalf of Darwin Precisions Corp.(“DPTW”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/10/29

Content:

1.	Date of occurrence of the event:2010/10/29

2.
Method of the present increase (decrease) in investment: To invest through Darwin Precisions (Hong Kong) Limited (“DPHK”) by capitalizing from the retained earnings of Darwin Precisions (L) Corp. (“DPLB”).

3.	Transaction volume, price per unit, and total monetary amount of the transaction:

US$ 3,000 thousand

4.	Company name of the invested mainland Chinese company:

Darwin Precisions (ChengDu) Corp.

5.	Paid-in capital of said invested mainland Chinese company:

US$ 5,000 thousand

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 3,000 thousand

7.	Main business items of said invested mainland Chinese company: To manufacture and sale LCD display and related parts and components (including backlight and LCD modules).

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company:

US$ 3,794 thousand

12.	Counterparty to the transaction and its relationship to the Company: DPTW’s subsidiary

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the   counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of DPTW resolved the investment and authorized the Chairman or President to deal with the investment.

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 58,517 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 42.69%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:11.65%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 23.04%

25.	Total amount of actual investment in the mainland China area to date: US$ 55,517 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 40.50%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 11.06%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 21.86%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2007:0
2008:0
2009: NT$ 545,568 thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years:

2007:0
2008:0
2009: US$ 45,330 thousand

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.

32.	Any other matters that need to be specified: The investment is subject to the authority’s approval.

Item 2

AU Optronics Corp.

October 29, 2010
English Language Summary

Subject:	To announce the investment in Kingda (Xiemen) Ltd. through Offshore Company, on behalf of Darwin Precisions Corp.(“DPTW”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/10/29

Content:

1.	Date of occurrence of the event:2010/10/29

2.	Method of the present increase (decrease) in investment: To invest through Offshore Company by capitalizing from working capital of DPTW.

3.	Transaction volume, price per unit, and total monetary amount of the transaction:

US$ 7,350 thousand. The investment could be capitalized gradually.

4.	Company name of the invested mainland Chinese company:

Kinda (Xiemen) Ltd. (tentative)

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 15,000 thousand

7.	Main business items of said invested mainland Chinese company: To manufacture and sale TFT-LCD Light Guide Plate, Diffuser Plate, and display plastic box.

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: 0

12.	Counterparty to the transaction and its relationship to the Company: DPTW’s investment company

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the    counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of DPTW resolved the investment and authorized the Chairman to deal with the investment.

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 62,867 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 45.86%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:12.52%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 24.75%

25.	Total amount of actual investment in the mainland China area to date: US$ 55,517 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 40.50%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 11.06%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 21.86%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2007:0
2008:0
2009: NT$ 545,568 thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years:

2007:0
2008:0
2009: US$ 45,330 thousand

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: The investment is subject to the authority’s approval.